Exhibit 99.1

Itaú Corpbanca Files Material Event Notice to Schedule its Annual Ordinary Shareholders’ Meeting

SANTIAGO, Chile, Jan. 26, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting that Itaú Corpbanca scheduled the annual ordinary shareholders meeting for March 24, 2022. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl